SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 15*
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                                 Giant Food Inc.
                            (Name of Subject Company)


                             Koninklijke Ahold N.V.
                                  (Royal Ahold)
                          Ahold Americas Holdings, Inc.
                               Ahold U.S.A., Inc.
                          Giant Acquisition Corporation
                                    (Bidders)


                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    374478105

                      (CUSIP Number of Class of Securities)


                            Paul P.J. Butzelaar, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                        1507 EH Zaandam, The Netherlands
                                011-31-75-6598111

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            Maureen S. Brundage, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200



------------------------

*     Constituting the final amendment to the Schedule 14D-1.

SCHEDULE 14D-1
---------------------------------
CUSIP No. 37447810235
---------------------------------

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)

-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO; BK
-------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *
-------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
          /  /

-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         *
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------


     * Koninklijke Ahold N.V. may be deemed to be the beneficial owner of the shares of Giant Food Class A Common Stock reported herein through its ownership of all the outstanding shares of common stock of Ahold Americas Holdings, Inc. Such shares of Giant Food Inc. are not included above so as to avoid double counting.

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Americas Holdings, Inc.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)

-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         /  /

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *
-------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /

-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         *
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------


     * Ahold Americas Holdings, Inc. may be deemed to be the beneficial owner of the shares of Giant Food Class A Common Stock reported herein through its ownership of all the outstanding shares of common stock of Ahold U.S.A., Inc. Such shares of Giant Food Inc. are not included above so as to avoid double counting.

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                       /  / (b)

-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF; BK
-------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *
-------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /

-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         *
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------


     * Ahold U.S.A., Inc. may be deemed to be the beneficial owner of the shares of Giant Food Class A Common Stock reported herein through its ownership of all the outstanding shares of common stock of Giant Acquisition Corporation. Such shares of Giant Food Inc. are not included above so as to avoid double counting.

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 37447810235
---------------------------------

-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giant Acquisition Corporation
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       /  / (a)
                                                                      /  /  (b)
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------------------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,224,361
-------------------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         /  /

-------------------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         98.8%
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

         This Amendment No. 15 amends and supplements the Schedule 14D-1 filed on May 19, 1998 relating to the offer by Giant Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.


Item 6.  Interest In Securities Of The Subject Company

     The Offer expired as scheduled at 5:00 p.m., New York City time, on October 22, 1998. Based on information provided by the Depositary, a total of 59,224,361 Shares (or approximately 98.8% of the Shares outstanding) were validly tendered and accepted for payment, including 344,516 Shares subject to guarantee of delivery.

     Royal Ahold intends promptly to effect a merger of the Purchaser with and into the Company in accordance with the Delaware General Corporation Law. As a result of the merger, the Company will become a direct wholly-owned subsidiary of Ahold U.S.A. and an indirect wholly-owned subsidiary of Royal Ahold, and each outstanding Share (other than Shares which are held directly or indirectly by the Company or Royal Ahold or any direct or indirect subsidiary of the Company or Royal Ahold, and Shares with respect to which appraisal rights are perfected under the Delaware General Corporation Law) shall be converted into the right to receive $43.50 per Share in cash, without interest, less any applicable withholding taxes.

Item 10. Additional Information.

     Item 10(f) is amended by adding at the end thereof the following:

     On October 23, 1998, Royal Ahold issued a press release announcing that the Offer had expired at 5:00 p.m., New York City time, on Thursday, October 22, 1998. A copy of the press release is attached hereto as Exhibit (a)(22) and is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

         The following is hereby added as an exhibit:

         Exhibit (a)(22)      Press Release dated October 23, 1998,
                              announcing the expiration of the Offer.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.


Dated:  October 23, 1998               KONINKLIJKE AHOLD N.V.




                                       By:/s/ A. Michiel Meurs
                                          -----------------------------
                                          Name:   A. Michiel Meurs
                                          Title:  Executive Vice President


                                       AHOLD AMERICAS HOLDINGS INC.



                                       By:/s/ Robert G. Tobin
                                          -----------------------------
                                          Name:   Robert G. Tobin
                                          Title:  President



                                       AHOLD U.S.A., INC.



                                       By:/s/ A. Michiel Meurs
                                          -----------------------------
                                          Name:   A. Michiel Meurs
                                          Title:  Executive Vice President



                                      GIANT AQUISITION CORPORATION



                                      By:/s/ Robert G. Tobin
                                         -------------------------------
                                         Name:   Robert G. Tobin
                                         Title:  President